SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                             Commission File Number 0-17838
                                                                    ------------

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

               For Period Ended: December 31, 1998
                                 ------------------------------

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

                           HUDSON HOTELS CORPORATION
--------------------------------------------------------------------------------
                            Full Name of Registrant


--------------------------------------------------------------------------------
                           Former Name if Applicable

                            300 Bausch & Lomb Place
--------------------------------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                              Rochester, NY 14604
--------------------------------------------------------------------------------
                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |_| Yes |_| No


|_| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on
    |     or before the 15th calendar day following the prescribed due date; or
    |     the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
|_| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Form 10-K for the period ended December 31, 1998 could not be filed within the prescribed time as the Company has not yet been able to finalize its financial statements for the period then ended. Several subsequent events, which have a direct bearing on the preparation and presentation of the financial statements, have yet to be fully resolved. It is anticipated that these events will be resolved, the financial statements finalized, and Form 10-K filed, on or before April 14, 1999.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Taras Kolcio                                        (716)        454-3400
--------------------------------------------------------------------------------
       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) It is anticipated that the results of operations for the year ended December 31, 1998 for the Company will vary significantly from the year earlier. While revenues increased from $38.7 million to $57.6 million for 1998, it is anticipated that net loss will have increased from $1.89 million in 1997 to $15.2 million in 1998, due primarily to increases in depreciation (from $4.0 million to $6.1 million), interest expense (from $9.0 million to $14.2 million), non-recurring costs associated with the Company's effort to establish a REIT ($4.8 million) and loss on asset valuation ($5.1 million). |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           HUDSON HOTELS CORPORATION
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date 3/31/99                      By  /s/ Taras Kolcio
     ----------------------          ----------------------------------------
                                     Taras Kolcio, Chief Accounting Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)